EXHIBIT 99.10

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statements No. 333-165812 and No. 333-168847 on Form S-8 and No. 333-187154 on Form F-10/A, and to the use of our reports dated March 9, 2015, relating to the consolidated financial statements of Westport Innovations Inc. and subsidiaries (“Westport”) and the effectiveness of Westport’s internal control over financial reporting, appearing in this Annual Report on Form 40-F of Westport for the year ended December 31, 2014.

/s/ DELOITTE LLP

Chartered Accountants

Vancouver, Canada

March 9, 2015